Second Quarter Interim Report
for the period ended August 31, 2003

LEADING BRANDS, INC.
SECOND QUARTER RESULTS
PERIOD ENDED AUGUST 31, 2003

To Our Shareholders:

Revenue for our second quarter ended August 31, 2003 was $12,481,000US ($17,178,000Cdn) compared to $15,560,000US ($24,095,000Cdn) in the same quarter of the prior year. The net income for the quarter was $301,000US ($414,000Cdn) or $0.02US ($0.03Cdn) per share, compared to net income of $759,000US ($1,176,000Cdn) or $0.06US ($0.09Cdn) for the second quarter ending August 31, 2002. Net income in this most recent quarter was affected both by a one-time, non-cash charge for stock-based compensation and the recognition of an existing income tax asset.

Year to date revenues were $24,767,000US ($34,865,000Cdn), compared to $26,991,000US ($42,073,000Cdn) last year. Net income for the first half of the year was $308,000US ($424,000Cdn) versus $1,463,000US ($2,282,000Cdn) in the first half of 2002.

Leading Brands Chairman and CEO Ralph D. McRae said: “As we previously announced, commencing this fiscal year, our largest co-pack customer changed the way in which we bill them from a full case cost to co-pack fee basis. That simple adjustment reduced our revenues by more than $4,100,000US ($5,600,000Cdn) in Q2 alone and $6,900,000US ($9,600,000Cdn) over the first half of the year, but did not impact net income. If the status quo had been maintained, we would have reported record first half revenues of approximately $31,600,000US ($44,400,000Cdn), a US dollar denominated increase over the same period last year of 17%. While such a large percentage of our volume is concentrated in our bottling operations, we will from time to time experience revenue fluctuations of this nature. Again, they do not impact our profitability, just our stated revenue.”

Mr. McRae added: “Continued growing pains in our plants, including a 60 day delay in the start up of our new carbonated line, materially higher utilities costs and a lack of focus on the bottom line in our US subsidiary contributed to lower profitability than we otherwise might have anticipated. Although definite improvements were seen in our plants during the quarter, they did not materialize fast enough to get us back to the performance levels of prior years. We have also taken several appropriate steps to improve profitability in the US.”

During the second quarter the Company continued expanding the distribution of its products in both Canada and the United States, obtaining several important chain store listings. We will continue to provide updates on our progress in our monthly newsletter on the first of each month, posted at www.LBIX.com.

Thank you for your continued support.

LEADING BRANDS, INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDED AUGUST 31, 2003

(EXPRESSED IN UNITED STATES DOLLARS)

SALES

Sales for the quarter ended August 31, 2003 were $12,481,475, compared to $15,560,416 in the previous year, representing a decrease of $3,078,941. The decrease of 19.8% is attributed to the following:

  decrease in sales due to a change in billing method from full case cost to co-pack fee of a major customer. (26.3%)
  increase in US dollar sales due to differences in conversion rates (8.9%)
  decrease in sales in the production facilities due to new line installations (15%)
  increase in sales due to new product launches (12.6%)

Sales for the six months ended August 31, 2003 decreased $2.2 million or 8% due to the decrease in sales due to a change in billing method of 25%, increase in US dollar sales due to conversion rates of 9%, decrease in sales in production facilities due to new line installations of 8% and increase in sales due to new product launches of 16%. Had the previous billing method been in place, the sales for the half-year ended August 31, 2003 would have increased by 17%.

COST OF SALES AND MARGIN

Cost of sales decreased $2,529,786 from $11,939,735 to $9,409,949 for the quarter due to a change in billing method for a major customer, reduced sales in the production facilities due to new line installations and improved margins in branded products. This decrease was partially offset by an increase in US dollar cost of sales related to a significant change in exchange rates. The margin percentage increased from 23.2% to 24.6% from the prior year due to the change in the billing method for a major co-pack customer and improved margins in branded products.

Cost of sales decreased $2,079,594 from $20,753,185 to $18,673,591 for the six months ended August 31, 2003, for the reasons provided above. The margin percentage of 24.6% year to date is consistent with the quarter, and increased over the prior year for the reasons mentioned above.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

These expenses increased from $2,771,553 to $3,057,198 due to the change in US exchange rates. These costs were lower in Canadian dollars for the quarter.

For the six months ended August 31, 2003, these expenses were higher primarily due to the higher wage and other costs related to the Company’s expansion into the United States and costs related to the ongoing rollout of new brands, and the change in US exchange rates. These costs were also higher due to new line installations in the production facilities.

OTHER EXPENSES

Depreciation in the quarter increased by $28,310 from $189,536 in the prior year to $217,846 due to the addition of capital assets and the effect of exchange rates. Amortization in the quarter increased by $7,081 from $59,458 in the prior year to $66,539 due to the effect of exchange rates. Interest decreased by $30,632 from $121,660 to $91,028. The decrease is mostly due to the conversion of preferred share debt to common shares in December 2002.

On a year to date basis, the same trends and reasons for changes compared to the prior year for depreciation, amortization and interest are applicable.

INCOME TAXES

As explained in Note 5, the Company recognized the balance of its previously unrecognized future income tax assets in the amount of $963,453 during the quarter. The Company chose to recognize the asset after filing the tax returns for the fiscal year ended February 28, that resulted in a loss carry-forward from the write down of the investment related to the Quick Home Delivery operations. In the first six months of the prior year, the company recorded $647,166 to recognize future income taxes. The Company recorded an expense for current income taxes in the amount of $301,511, related to income before depreciation in the Canadian operations.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, the Company had negative working capital of $1,703,186 compared to negative working capital of $1,444,111 at the prior year end. Bank indebtedness was $4,044,035 compared to $2,914,542 for the prior year end. There were no cash or cash equivalents as at August 31, 2003 or the previous year end. The Company has unused borrowing capacity of $647,000 as at August 31, 2003. The increase in borrowing is largely due to higher inventory and accounts receivable balances due to the seasonal nature of the business.

CASH FLOWS

Quarter Ending August 31

Net cash utilized in operating activities for the quarter ended August 31, 2003 was $1,181,631. Operations generated $677,947 of cash compared to $1,008,385 that was generated in the prior year. Working capital changes utilized $1,193,724 to accommodate seasonal increases in accounts receivable and inventory, a decrease in accounts payable that was partially offset by a decrease in prepaid expenses. In the prior year working capital changes utilized $1,075,055 due to increases in inventory and accounts receivable, only partially offset by increases in accounts payable and decreases in prepaid expenses. The Company recorded the balance of the previously unrecognized future income taxes amounting to $963,453 in the current quarter compared to $280,917 in the quarter for the prior year. Net cash utilized in investing activities was $79,008 compared to $563,050 in the prior year. The primary differences are the reduction in spending on new production equipment and product development costs and the discontinuation of advances to support Quick Home Delivery operations.

Financing activities generated $1,218,473 compared to $810,979 for the same period last year. Common shares were issued for $72,016 compared to $78,630 issued and $73,526 received for shares to be issued in the prior year. Bank indebtedness increased by $1,430,835 compared to an increase of $919,931 in the prior year. Long term debt decreased $284,378 compared to $261,108 in the prior year.

Six Months Ending August 31

Net cash utilized in operating activities for the six months ended August 31, 2003 was $872,399 compared to $453,506 generated in the prior year. Operations generated $972,493 of cash compared to $1,931,011 that was generated in the prior year. Working capital changes utilized $1,179,038 to accommodate seasonal increases in accounts receivable and inventory, that was partially offset by an increase in accounts payable and a decrease in prepaid expenses. In the prior year working capital changes utilized $918,775 due to increases in inventory and accounts receivable and prepaid expenses, only partially offset by increases in accounts payable. The Company recorded the balance of the previously unrecognized future income taxes amounting to $963,453 compared to $647,166 for the prior year.

Net cash utilized in investing activities was $139,029 compared to $1,266,249 in the prior year. The primary reasons for the differences are the reduction in spending on new production equipment and product development costs and the discontinuation of advances to support Quick Home Delivery operations.

Financing activities generated $1,233,766 compared to $843,949 for the same period last year. Common shares were issued for $290,849 compared to $78,630 issued and $73,526 received for shares to be issued in the prior year. Bank indebtedness increased by $1,129,493 compared to an increase of $1,231,853 in the prior year. Long term debt decreased $186,576 compared to $540,060 in the prior year. The decrease in long term debt was impacted by the significant change in the US exchange rate. Long term debt decreased by $548,443 in Canadian dollars for the six months ended August 31, 2003.

LEADING BRANDS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

(EXPRESSED IN	August 31	February 28
UNITED STATES DOLLARS)	2003	2003

ASSETS
Accounts receivable	$3,536,768	$2,558,729
Inventory	4,688,525	3,789,108
Prepaid expenses	444,173	753,850
Future Income Taxes	548,459	512,129
	9,217,925	7,613,816
Capital assets	9,497,097	9,216,843
Trademarks and rights	78,632	85,130
Goodwill (Note 4)	2,420,107	2,259,800
Deferred costs	790,208	815,655
Long-term investments
and other costs (Note 4)	72,166	67,386
Future Income Taxes (Note 5)	1,910,226	890,162
	$23,986,361	$20,948,792

LIABILITIES
Bank indebtedness	$4,044,035	$2,914,542
Accounts payable and
accrued liabilities	5,834,100	5,445,359
Current Income Tax
Payable (Note 5)	295,580	–
Current portion of
long-term debt (Note 7)	747,396	698,026
	10,921,111	9,057,927
Long-term debt (Note 7)	2,015,228	2,251,173
	12,936,339	11,309,100

SHAREHOLDERS’ EQUITY
Share capital (Note 1)
Common shares	25,775,379	25,484,530
Common Contributed Surplus	141,460	30,568
Deficit	(15,368,992)	(15,676,561)
Currency translation
adjustment	502,175	(198,845)
	11,050,022	9,639,692
	$23,986,361	$20,948,792

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
(EXPRESSED IN	August 31	August 31	August 31	August 31
UNITED STATES	2003	2002	2003	2002

Sales	$12,481,475	$15,560,416	$24,767,102	$26,991,413
Cost of sales	9,409,949	11,939,735	18,673,591	20,753,185
Operations, selling,
general &
administration
expenses	3,057,198	2,771,553	5,704,881	4,732,251
Amortization of
capital assets	217,846	189,536	426,829	367,032
Amortization of
deferred costs
and other	66,539	59,458	145,390	101,443
Interest on long term debt	43,129	66,320	89,250	102,462
Interest on current debt	47,899	30,683	81,534	75,872
Interest accretion on
convertible preferred
shares	–	24,657	–	48,934
Other income	–	–	–	(5,136)
	12,842,560	15,081,942	25,121,475	26,176,043
Net income (loss)
before taxes	(361,085)	478,474	(354,373)	815,370

Income taxes (expenses) recovery
Current	(301,511)	–	(301,511)	–
Future Income Tax	963,453	280,917	963,453	647,166
Net income
(loss) after
income taxes	300,857	759,391	307,569	1,462,536
Deficit, beginning
of period	(15,669,849)	(8,703,346)	(15,676,561)	(9,404,297)
Preferred share
dividends	–	11,140	–	13,334
Deficit, end
of period	(15,368,992)	(7,955,095)	(15,368,992)	(7,955,095)

EARNINGS (LOSS) PER SHARE
Basic	$0.02	$0.06	$0.02	$0.11
Fully diluted	$0.02	$0.05	$0.02	$0.09
Weighted average
number of shares
outstanding	14,962,955	13,573,078	14,861,053	13,563,232

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
(EXPRESSED IN	August 31	August 31	August 31	August 31
UNITED STATES DOLLARS)	2003	2002	2003	2002

Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$300,857	$759,391	$307,569	$1,462,536
Items not involving cash
Depreciation and
Amortization	284,385	248,994	572,219	468,475
Gain on sale of assets	–	–	–	(5,136)
Interest accretion on
convertible preferred
shares	–	61,951	–	93,572
Stock Compensation
Expense for
Options Issued	92,705	–	92,705	–
Changes in
non-cash operating
working capital
items (Note 6)	(1,193,724)	(1,075,055)	(1,179,038)	(918,775)
Future Income Taxes	(963,453)	(280,917)	(963,453)	(647,166)
Current Income Taxes	297,599	–	297,599	–
	(1,181,631)	(285,636)	(872,399)	453,506
INVESTING ACTIVITIES
Purchase of capital assets	(73,595)	(270,391)	(91,674)	(444,489)
Advances (to) from
Northland Technologies
Inc.	–	(92,531)	–	(268,856)
Proceeds on sale of
capital assets	–	–	26,584	11,445
Expenditures on
deferred costs	(5,413)	(200,128)	(73,939)	(556,632)
Other investments
and advances	–	–	–	(7,717)
	(79,008)	(563,050)	(139,029)	(1,266,249)
FINANCING ACTIVITIES
Increase (decrease) in
bank indebtedness	1,430,835	919,931	1,129,493	1,231,853
Issue of common
share capital	72,016	78,630	290,849	78,630
Obligation to issue
common shares	–	73,526	–	73,526
Repayment of
long-term debt	(284,378)	(261,108)	(186,576)	(540,060)
	1,218,473	810,979	1,233,766	843,949
	$(42,166)	$(37,707)	$222,338	$31,206
Effect of exchange
rate changes
on cash	$42,166	$37,707	$(222,338)	$(31,206)
Cash, beginning
and end of year	$-	$–	$–	$–
Interest paid	$87,755	$59,683	$152,199	$103,459
Income tax paid	$3,912	$–	$3,912	$–

LEADING BRANDS, INC.
NOTES TO CONSOLIDATED STATEMENTS
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

1. SHARE CAPITAL

		August 31
		2003
Authorized:
Common shares without par value		100,000,000
Preferred shares without par value
designated into the following series:
Series ”A” preferred shares, without par value		1,000,000
Series ”B” preferred shares, without par value		100
Series ”C” preferred shares, without par value		1,000,000
Series ”D” preferred shares, without par value		4,000,000
Series ”E” preferred shares, without par value		4,000,000
Undesignated		9,999,900

Issued:
Common shares without par value		15,020,169

There were 72,667 common shares issued during the quarter, upon the exercise of stock options.

Stock options granted,	Issued and	Weighted
exercised and cancelled	outstanding	average
since May 31, 2003	options	exercise price
Outstanding at May 31, 2003	3,167,328	$1.19
Granted	513,192	1.40
Cancelled	(33,167)	1.50
Exercised	(72,667)	0.99
Outstanding at August 31, 2003	3,574,686	1.22

At August 31, 2003 there were 2,573,873 vested options outstanding at an average strike price of $1.11

2. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Results of operations for interim periods are not indicative of annual results.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock-based awards made to consultants be measured and recognized using a fair value based method such as the Black Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) as allowed under the section. Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of the options granted equals or exceeds the market value of the underlying common shares on the date of grant. The proceeds received on the exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees. Compensation costs for consultants are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award. Had compensation costs for employees been determined based upon the fair value method, the net income, basic and fully diluted income per share would be the following pro-forma amounts respectively for the quarter: $9,398, $0.00, $0.00.

Certain of the prior figures have been reclassified to conform with the current presentation.

4. LONG-TERM INVESTMENTS, ADVANCES AND GOODWILL

Long-term investments, advances and goodwill are recorded at cost less amounts written off to reflect a permanent impairment in value. During the year ended February 28, 2003, the Company recorded a write-down of investment of $6,523,880 as a result of its decision to discontinue its support for the Quick Home Delivery Operations. The change in the long-term investments, advances and goodwill balances from February 28, 2003 is due to translation adjustments.

5. INCOME TAX EXPENSE

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company recorded a recovery related to the previously unrecognized future income tax asset in the amount of $963,453 in the quarter ended August 31, 2003. The Company also recorded a current income tax expense in the amount of $301,511 for the quarter. The balance of the change is due to translation adjustments.

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three	Three	Six	Six
	months	months	months	months
	ending	ending	ending	ending
	Aug. 31,	Aug. 31,	Aug. 31,	Aug. 31,
	2003	2002	2003	2002

Accounts receivable	(148,132)	(1,699,988)	(978,039)	(1,999,745)
Inventory	(471,988)	(899,132)	(899,417)	(1,742,889)
Prepaid expenses	190,564	100,784	309,677	(146,246)
Accounts payable and
accrued liabilities	(764,168)	1,423,281	388,741	2,970,105
Changes in non-cash
operating working
capital items	(1,193,724)	(1,075,055)	(1,179,038)	(918,775)

7. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

8. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

9. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

10. CONTINGENCIES

The Company is party to various legal claims which arise in the normal course of business. Since the issue of the most recent audited annual consolidated financial statements, some claims have been settled at a nominal cost to the Company. The amount has been charged against the contingent accrued liabilities.

11. SUBSEQUENT EVENT

There are no events occuring subsequent to August 31, 2003, that materially impact the Company’s financial statements for the six-month period ended August 31, 2003.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated premium beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ: LBIX
Toll Free: 1-866-685-5200
Website: www.LBIX.com

Officers of the Company and its subsidiaries

Jody Christopherson
VP of Sales, Western Canada

Thomas Gaglardi
Secretary

Donna Higgins, CGA
Chief Financial Officer

Tim Larsen
VP of Sales, Western USA

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
President – LBI Brands, Inc.

Pat Wilson
Senior VP of Sales, Canada

Marty Jay Zirofsky
VP of Sales, Eastern/Central USA

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com

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